EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2018
Earnings:
Income before income taxes	$1,812
Add:
Fixed charges	132
Less:
Income from equity investees	(5)
Capitalized interest	(1)
Income as adjusted	$1,938
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$95
Rents of one-third representative of interest factor	36
Capitalized interest	1
Total fixed charges	$132
Ratio of earnings to fixed charges	14.7